Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2014	2013
Fixed Charges:
Interest expense [1]	$725	$775
Interest capitalized	19	17
One-third of rents [2]	115	108
Total fixed charges	$859	$900
Earnings:
Income from continuing operations before income taxes	$6,582	$6,200
Fixed charges per above	859	900
Less: capitalized interest	(19)	(17)
	840	883
Amortization of interest capitalized	11	9
Total earnings	$7,433	$7,092
Ratio of earnings to fixed charges	8.65	7.88

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $27 million for each of the nine months ended September 30, 2014 and 2013. The ratio of earnings to fixed charges would have been 8.93 and 8.12 for the nine months ended September 30, 2014 and 2013, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.